EXHIBIT 99.1

Management Discussion and Analysis
                           For the three months ended
March 31, 2012

General

The purpose of this Management Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard” or the “Company”). This report also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s condensed interim consolidated financial statements and notes for the three months ended March 31, 2012 (the “Financial Statements”) and the Company’s annual information form (the “AIF”), annual management discussion and analysis (the “Annual MD&A”) and annual audited consolidated financial statements (the “Annual Financial Statements”) for the year ended December 31, 2011.  The AIF, Annual MD&A and Annual Financial Statements are collectively referred to as the “2011 Annual Filings”.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR and at the Company’s website, www.goldstandardv.com.  The date of this MD&A is May 30, 2012.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements.

All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words.

Forward-looking statements contained or incorporated by reference in this MD&A may relate to the Company’s future financial condition, results of operations, plans, objectives, performance or business developments including, among other things, exploration and work programs, drilling plans and timing of drilling, plans for development and facilities construction and timing, method of funding and completion thereof, the performance characteristics of the Company’s mineral properties, drilling, results of various projects of the Company, the existence of mineral resources or reserves and the timing of development thereof, projections of market prices and costs, supply and demand for gold and other precious metals, expectations regarding the ability to raise capital and to acquire reserves through acquisitions and/or development, treatment under governmental regulatory regimes and tax laws, and capital expenditure programs and the timing and method of financing thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this MD&A, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in the 2011 Annual Filings as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment, adverse weather conditions or otherwise; (2) permitting, access, exploration, expansion and acquisitions at our projects (including, without limitation, land acquisitions for and permitting of exploration plans) being consistent with our current expectations; (3) the viability, permitting, access, exploration and development of the Railroad Project including, but not limited to, the establishment of

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -2-

reserves being consistent with the Company’s current expectations; (4) political developments in the State of Nevada being consistent with its current expectations including, without limitation, the implementation of the new Nevada state mining tax and related regulations being consistent with the Company’s current expectations; (5) the exchange rate between the Canadian dollar and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for and availability of equipment, labor, natural gas, fuel oil, electricity, water and other key supplies remaining consistent with current levels; (8) the results of the Company’s exploration program on the Railroad and other projects being consistent with the Company’s expectations; (9) labour and materials costs increasing on a basis consistent with the Company’s current expectations; (10) the availability and timing of additional financing being consistent with the Company’s current expectations.  Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, or other countries in which the Company may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with exploration or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel, incorrect assessments of the value of acquisitions, geological, technical, drilling and processing problems, fluctuations in foreign exchange or interest rates and stock market volatility, changes in income tax laws or changes in tax laws and incentive programs relating to the mineral resource industry; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect the Company’s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made or incorporated by reference in this MD&A are qualified by these cautionary statements and those made in our other filings with applicable securities regulators in Canada including, but not limited to, the Annual Filings. These factors are not intended to represent a complete list of the factors that could affect the Company and readers should not place undue reliance on forward-looking statements in this MD&A. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The forward looking statements contained herein are based on information available as of May 30, 2012.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -3-

Overall Performance

Gold Standard is a Canadian-based mineral resource company focused on the acquisition and exploration of, inter alia, district-scale gold-bearing mineral resource properties exclusively in the State of Nevada, United States.

The Company's flagship property is the 100% owned/controlled Railroad Project (the "Railroad Project") located in Elko County, Nevada. The Railroad Project is a prospective gold exploration target comprising approximately 16,081 acres (25.1 square miles) within the prolific Carlin Trend of north-central Nevada.  Over the past two years, the Company’s work programs at the Railroad Project have been focused on utilizing model-driven exploration techniques to explore for Carlin-style gold mineralization.  The Company's primary objective at the Railroad Project is to continue to aggressively explore the area with a view to delineating a NI 43-101 compliant resource and establishing reserves thereon.

Commencing in late 2011 and during the three month period ended March 31, 2012, the Company entered into various leases with land holders encompassing approximately 2,781 net mineral acres of land adjacent to the Railroad Project in Elko County, Nevada (the "South Railroad Project"). The leases are substantially the same and provide for a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each lease is also subject to a small upfront payment and annual advance minimum royalty (“AMR”) payments of US$17.50 per acre in the first and second years, increasing to US$28.00 per acre in the seventh year and thereafter, of which approximately US$111,240 has been paid to April 27, 2012. The leases are also subject to a production royalty of 5% of net smelter returns (payable in proportion to the interest held), against which the AMR payments shall be credited and recouped up to 80%.

In addition to the Railroad and South Railroad Projects, the Company holds or controls a 100% interest in the Crescent Valley North ("CVN") and Camp Douglas projects located in north central Nevada. The CVN and Camp Douglas projects are early stage gold exploration projects and the Company does not consider either of them to be material mineral properties for the purposes of NI 43-101.

During the three month period ended March 31, 2012, the Company continued to focus its exploration efforts towards accelerating its drill program on the Railroad Project to follow-up on recent drilling successes in the North Bullion Fault Zone or “NBFZ”.  The Company also completed the first 4 holes of a planned 10 to 12 hole drill program on the Camp Douglas Project located near Mina, Nevada. During the period, the Company incurred $4,484,258 in deferred exploration and development costs including 11 drill holes totaling approximately 18,703 feet of core and 3,005 of reverse circulation, with more than 90% directed at targets on the Railroad Project.  See “Results of Operations – Summary of Exploration Activities”.

As of March 31, 2012, the Company had incurred a total of $18,497,496, $2,059,966, $929,017 and $124,229 in acquisition and deferred exploration expenses on its Railroad, CVN, Camp Douglas and South Railroad Projects, respectively, for total acquisition and deferred exploration costs of $21,610,708.

During the three months ended March 31, 2012, the Company raised a total of $4,935,713 through the exercise of 5,045,412 share purchase warrants at a weighted average exercise price of $0.98 per share and $50,250 through the exercise of 75,000 stock options at a weighted average exercise price of $0.67 per share.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -4-

On March 20, 2012, the Company accelerated the expiry date of 1,199,616 previously issued share purchase warrants to April 19, 2012 in accordance with an acceleration provision contained in the underlying warrant certificates. These warrants, previously exercisable until September 10, 21, 22 and 29, 2012, respectively, entitled the holders thereof to purchase common shares at an exercise price of $1.00 per share.  As of April 19, 2012, all of these accelerated warrants had been exercised.  See “Subsequent Events”.

As at March 31, 2012, the Company had a cash and cash equivalents position of $8,724,263 and a surplus working capital position of $6,585,004.  See “Liquidity, Financial Position and Capital Resources”.

Selected Quarter Information

All financial information in this MD&A has been prepared in accordance with IFRS. All information contained in this MD&A is current as of May 30, 2012 unless otherwise stated.

The following financial data, which has been prepared in accordance with IFRS, is derived from the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2012 and 2011:

	2012	2011
	$	$
Revenues (interest income)	16,032	296
General and administrative expenses	(1,695,351)	(1,273,047)
Loss and comprehensive loss	(1,679,319)	(1,515,060)
Basic and diluted loss per common share	(0.03)	(0.03)
Working capital	6,585,004	15,435,989
Mineral property interests	21,610,708	8,394,721
Total assets	30,735,227	24,325,846
Total liabilities	2,373,614	386,558

The Company’s projects are at the exploration stage and have not generated any revenues other than interest earned.

At March 31, 2012, the Company had not yet achieved profitable operations and has accumulated losses of $9,261,000 (March 31, 2011 – $5,017,099) since inception.  These losses resulted in a net loss per share for the three months ended March 31, 2012 of $0.03 (March 31, 2011 - $0.03).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -5-

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Three months ended	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011
	$	$	$	$
Interest income	16,032	30,299	31,626	30,862
Loss and comprehensive loss	(1,679,319)	(834,786)	(661,047)	(1,127,987)
Loss per share-basic and diluted	(0.03)	(0.01)	(0.01)	(0.02)

	1st Quarter	4th Quarter*	3rd Quarter*	2nd Quarter*
Three months ended	Mar 31, 2011	Dec 31, 2010	Sep 30, 2010	Jun 30, 2010
	$	$	$	$
Interest income	296	26	548	0
Loss and comprehensive loss	(1,515,060)	(1,015,720)	(1,601,011)	(423,348)
Loss per share-basic and diluted	(0.03)	(0.03)	(0.05)	(0.02)

* Restated in accordance with IFRS

Variances quarter over quarter can be explained as follows:
•
Due to an increase in exploration activities, there was an increase in general and administrative expenses from $423,348 in the quarter ended June 30, 2010 to $1,695,351 in the quarter ended March 31, 2012.

•	General and administrative expenses increased primarily due to the following:
o	increased travel
o	increased consulting fees as a result of additional consultants
o	increased consulting fees to existing consultants and professionals
o	increased management fees to management and executives
•	In the quarter ended March 31, 2011, the Company incurred a loss of $242,309 on a settlement of debt.
•
 In the quarters ended September 30, 2010, December 31, 2010, March 31, 2011, June 30, 2011, and March 31, 2012, stock options were granted to various parties.  These grants resulted in share-based compensation expenses of $1,214,358, $562,314, $843,629, $608,630, and $955,208, respectively.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -6-

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

The operating and administrative expenses for the three months ended March 31, 2012 totalled $1,695,351 (March 31, 2011: $1,273,047), including share-based compensation issued during the quarter, valued at $955,208 (March 31, 2011: $843,629) calculated using the Black Scholes option pricing model. Comparatively, the major expenses for the quarter ended March 31, 2012 were management fees of $102,000 (March 31, 2011 - $82,000), professional fees of $127,479 (March 31, 2011 - $26,052), office expenses of $57,259 (March 31, 2011 - $37,528), consulting fees of $53,200 (March 31, 2011 - $40,473), investor relations of $65,058 (March 31, 2011 - $36,096) and regulatory and shareholder service of $44,197 (March 31, 2011 - $22,037).

The table below details the changes in major expenditures for the three months ended March 31, 2012 as compared to the corresponding three months ended March 31, 2011.

Expenses	Increase / Decrease in Expenses	Explanation for Change
Management fees	Increase of $20,000	Increase in management’s salaries and added directors’ fees
Consulting fees	Increase of $12,727	Increase due to a one time consultation on management’s compensation
Professional fees	Increase of $101,427	Increase due to more activities with respect to acquiring mineral properties leases.
Office expense	Increase of $19,731	Increased administration costs, office supplies and website development.
Regulatory and shareholder services	Increase of $22,160	Engaged a Principal American Liaison (“PAL”) in connection with the Company’s OTCQX listing.
Investor relations	Increase of $28,962	Hired additional investor relations firms to assist in promotion of the Company.
Travel expense	Increase of $123,878	Increased level of travel for mineral properties, site visits, and marketing.
Share-based compensation	Increase of $111,579	Prior period included 700,000 cancelled stock options.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -7-

Summary of Exploration Activities

For the three months ended March 31, 2012, the Company incurred $4,484,258 in deferred exploration and development costs compared to $212,923 for the corresponding three months ended March 31, 2011.

The following is a breakdown of the material components of the Company’s deferred exploration and development costs, on a property by property basis, for the three month periods ended March 31, 2012 and March 31, 2011:

	Crescent Valley	Railroad	Camp Douglas	South Railroad	Total
	$	$	$	$	$
3 Months Ended March 31, 2012

Claim maintenance fees (recovery)	-	(40,079)	-	-	(40,079)
Consulting	21,819	190,135	11,505	2,062	225,521
Data Analysis	4,598	6,446	1,006	-	12,050
Drilling/Exploration	-	2,952,117	439,193	-	3,391,310
Equipment	-	8,183	1,732	-	9,915
Geological	4,249	25,797	21,436	-	51,482
Lease payments	-	-	-	29,715	29,715
Sampling and processing	99,216	112,939	4,253	-	216,408
Site development	-	104,672	-	-	104,672
Supplies	-	368,725	88,955	-	457,680
Travel	-	22,371	3,213	-	25,584
	129,882	3,751,306	571,293	31,777	4,484,258

3 Months Ended March 31, 2011

Consulting	-	102,071	-	-	102,071
Cultural Resource	-	14,687	-	-	14,687
Data Analysis	2,402	2,612	4,045	-	9.059
Drilling/Exploration	-	63,542	-	-	63,542
Geological	-	2,706	2,722	-	5,428
Sampling and processing	-	4,731	2,320	-	7,051
Supplies	-	5,222	-	-	5,222
Travel	-	5,863	-	-	5,863
	2,402	201,434	9,087	-	212,923

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -8-

The total cumulative acquisition and deferred exploration costs to date are summarized as follows:

	Crescent		Camp	South
	Valley	Railroad	Douglas	Railroad	Total

Property acquisition and staking costs	$457,830	$3,816,094	$-	$-	$4,273,924

Exploration expenses
Assessment/Claim fees	187,936	194,482	86,925	-	469,343
Consulting	173,769	934,977	25,316	11,226	1,145,288
Data Analysis/Geological	28,304	143,896	138,150	-	310,350
Drilling/Site development	693,218	12,649,845	537,959	-	13,881,022
Lease payments	370,666	240,036	96,477	113,003	820,182
Legal fees for property acquisition	15,094	21,931	17,910	-	54,935
Sampling and processing	130,540	371,469	19,167	-	521,176
Travel	2,609	124,766	7,113	-	134,488
					-
Cumulative deferred exploration costs at March 31, 2012	$2,059,966	$18,497,496	$929,017	$124,229	$21,610,708

The large increase in exploration expenditures from 2011 to 2012 is due primarily to the Company aggressively exploring its Railroad Project utilizing the drill as its primary exploration tool in 2012 compared to the corresponding three month period in 2011.  During the quarter ended March 31, 2012, the Company completed a total of 11 holes using as many as five drills (3 or 4 core) to advance its mineral projects.  The Company drilled a total of 18,703.30 feet (5,700.80 meters) of core and 3,005 feet (915.90 meters) of reverse circulation (“RC”) for a total of 21,708.30 feet (6,616.70 meters) with more than 90% directed to targets on the Company’s flagship Railroad Project on the Carlin Gold Trend.

2012 1st Quarter Highlights include:

•
Primary targets: approximately $3.8 million was spent at the Railroad Project. The main objective was to follow up the North Bullion Fault Zone or NBFZ discovery indicated by hole RR10-8 announced January 20, 2011. On February 22, 2012 the Company announced that hole RR11-16 had intersected 56.40 meters of 4.26 grams/Tonne (“g/T”) including an interval of 60 feet of 0.21 opt of gold (18.30 meters of 7.03g/T) which contains two five foot intercepts grading above 0.40 opt of gold (14 g/T). The Company is continuing to drill the NBFZ and continues to confirm the presence of a large and robust system.

•
Secondary targets: approximately $0.7 million was expended on targets other than the Railroad Project. A drill plan was created and an NOI (Notice of Intent) was submitted and approved to drill the Camp Douglas Project located near Mina, Nevada beginning in early 2012.  On February 15, 2012 the Company announced that the NOI had been approved by the United States Bureau of Land Management (the “BLM”) to drill an initial 10 to 12 holes to test various bonanza vein gold-silver targets and a shallow, bulk disseminated gold zone at Camp Douglas. An initial 4 holes were completed during the quarter and assay results from the first 2 holes were announced on May 16, 2012. An NOI was also submitted to, and approved by, the BLM to drill 2 to 3 holes on the Robinson Creek portion of the CVN Project approximately 6 miles south of the Railroad Project.  It is expected this drilling will be conducted mid-2012.  Additional surface work is also being conducted on the CVN Project to develop targets on the Safford, Iron Blossom and Crescent Valley North portions of the project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -9-

•
Drill holes completed: the Company completed a total of 11 holes while drilling 18,703.30 feet (5,700.80 meters) of core and 3,005 feet (915.90 meters) of reverse circulation for a total of 21,708.30 feet (6,616.70 meters).  Assays results for these holes have previously been reported by the Company in its continuous disclosure documents filed in Canada on SEDAR.

Railroad Project

The Railroad Project is located within the northern Piñon Range about 30 miles southwest of Elko, Nevada, located at the southeast end of the Carlin Gold Trend adjacent to, and south of Newmont’s Rain mining district.

Currently, the Company has identified 3 major targets on its 25 square mile Railroad Project, all of which were tested during the 2011 drilling program: the NBFZ (6 holes), the Railroad Fault zone (2 holes) and the Historic Bullion target (3 holes). Positive drill results obtained in 2011 and early 2012 provided the impetus for the Company’s decision to focus the majority of its drilling efforts during the 3 months ended March 31, 2012 on the NBFZ.

Drill intercepts obtained during the first quarter indicate: (1) unusually thick sections of substantially the same geology and style of mineralization as numerous gold deposits in the northern part of the Carlin Trend; (2) long runs of pervasive gold values which have been increasing in grade as the program advances; and (3) some localized assays as high as 18.30 meters of 7.03 g/t in RR11-16 which suggest proximity to feeder structures.

Current drilling on the NBFZ is focused on intersecting the projected location of higher grade features alongside faults which could have acted as the sources for the pervasive mineralization. Angled holes are being used in this next phase of the drilling with a view to, among other things, laterally expanding the NBFZ to the north and the west.

In addition to the above drill program, the Company is continuing with target development elsewhere on the Railroad Project through the evaluation of historic data and recent detailed gravity and soil sample programs; although current exploration remains heavily focused on the NBFZ in light of recent very positive results. An additional 457 stations were added to the existing 2,435 stations in 2011 to comprise a total of 2,892 gravity readings over the 25 square mile land position. These stations were obtained in the northern portion of the Railroad Project, particularly the 4 sections leased from Newmont Mining Corporation in May 2011, in order to help define target opportunities on recently acquired properties and where existing surface geochemistry suggests target potential. In addition to the gravity assessment, an additional 1,433 soil samples were obtained in 2011 from specific potential areas of target opportunity.  All this data will be integrated into the existing database for the purpose of target synthesis. Currently, six large areas of target opportunity including the NBFZ, the Railroad Fault target and the Historic Bullion target have been identified within the Railroad Project; however, only the NBFZ has, to date, received significant drill assessment.

The Company’s estimated exploration budget for the Railroad Project for 2012 is US$8,000,000.

Crescent Valley North Project (CVN)

The CVN Project is an early stage exploration prospect located in Eureka County, Nevada, approximately 15 miles south-southwest of the town of Carlin and 35 miles southwest of Elko within volcanic rock hosted bonanza vein belt between the Carlin and Battle Mountain-Eureka gold trends in north-central Nevada.  The property is on the south and west sides of Iron Blossom Mountain in the northern Cortez Range and covers the western range front.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -10-

The CVN Project is a consolidation of a number of mining leases encompassing approximately 8,506 acres located primarily in Eureka County, Nevada controlled by the Company. Three large target areas are present.  From north to south these targets include Safford, dominantly a silver target, Iron Blossom, which appears to be a copper-gold opportunity and Crescent Valley North, which is a gold and silver target opportunity.

During the quarter ended March 31, 2012, target assessment at the CVN Project was ongoing and included mapping and additional geological and geochemical studies and assessment. Approximately four to five combined RC and core holes are planned for 2012. The estimated budget for the 2012 exploration program on the CVN Project is between $450,000 and $1,000,000.

Excluding claim maintenance fees and lease payments, as of March 31, 2012, the Company has incurred approximately $1.60 million (March 31, 2011 - $0.76 million) in exploration expenses on the CVN Project.

Camp Douglas Project

The Camp Douglas Project consists of 277 unpatented mineral claims and one fee parcel totalling approximately 5,026 acres in the Walker Lane Trend in Mineral County, Nevada.

A 30 hole Notice of Intent has been approved by the BLM and a reclamation bond posted by the Company for the Camp Douglas Project. In February 2012, the Company commenced an initial 10 to 12 hole core drill program for a projected total of approximately 10,000 feet to evaluate multiple targets delineated from, inter alia, the Company’s analysis of historical drill data and preliminary geological work and sampling including a detailed dipole IP survey.  Four holes were completed through the first quarter ended March 31, 2012 for a total of 3,901.80 feet (1,189.30 meters).  Assay results from the initial 2 holes were announced by the Company on May 16, 2012.  See “Subsequent to March 31, 2012 Quarter – Camp Douglas Project” below. The drill program is estimated to continue through June, 2012 at an estimated total exploration budget for 2012 of $400,000. The Company is exploring for bonanza-style, bulk-mineable, gold-silver deposits on the Camp Douglas Project similar to several other current and former bonanza-style, bulk-mineable, gold-silver districts in Nevada.

South Railroad Project

As of the date hereof, the Company’s exploration plans for South Railroad Project have yet to be determined.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -11-

Subsequent to March 31, 2012 Quarter

Railroad Project:

As of May 30, 2012, drilling is ongoing with two core drills currently drilling in the NBFZ target area of the Railroad Project.

On April 26, 2012 the Company announced that hole RR 12-1 had intersected 537 feet (164 meters) of 0.099 oz Au/st (3.38 g/t Au), including 140 feet (42.70 meters) of 0.274 oz Au/st (9.40 g/t Au) which includes 12 – approximately 5 foot - intercepts greater than 0.30 oz Au/st (10 g/t Au) up to 0.75 oz Au/st (25.60 g/t Au).  Drill holes RR 12-1 and RR 12-2, commenced in February 2012, were flatter angled -55 degree exploration holes from sites earlier drilled with -70 degree holes.  These holes focused on a potential high-grade feeder previously discovered in hole RR11-16 within the NBFZ.  RR12-1 is located about 300 feet north of RR12-02.  Both of these holes were designed to further assess the generally north-south-trending NBFZ target and intersect high grade feeder mineralization within this target zone.

On May 16, 2012 the Company announced that hole RR 12-1 intersected a significant silver intercept. Hole RR 12-1 intersected 30 feet of 9.32 ounces of silver from 1,225 to 1,255 feet (9.10 meters of 319.50 g Ag/t from 373.40 to 382.50 meters), including one 5 foot interval of 25.50 oz Ag/st, and a 4.50 foot interval of 22.60 oz Ag/st (876 and 775g Ag/t, respectively).

Camp Douglas Project:

As of May 30, 2012, drilling is ongoing with two core drills. The program is testing multiple target opportunities identified through detailed geological mapping, surface sampling, and district-wide dipole IP (induced polarization/resistivity) survey.

On May 16, 2012 the Company announced that hole ECD 12-1 intersected 30 feet of 0.029 oz Au/st (9.10m of 1.00g/t) from 0 to 30 feet (0 to 9.10m), and 57 feet of 0.065 oz Au/st (17.40m of 2.31g/t) from 520 to 577 feet (158.5 to 175.9m), including an interval of 4 feet of 0.273 oz Au/st (1.20m of 9.40g/t).

Liquidity, Financial Position and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its properties and accordingly, the Company does not generate cash from operations.  The Company finances exploration activities by raising capital from equity markets from time to time.

As at March 31, 2012, the Company’s liquidity and capital resources are as follows:

	March 31, 2012	December 31, 2011
	$	$
Cash and cash equivalents	8,724,263	7,886,869
Receivables	69,694	93,596
Prepaid expenses	164,661	71,508
Total current assets	8,958,618	8,051,973
Payables and accrued liabilities	2,371,609	1,210,776
Shareholders’ loan	2,005	2,005
Working capital	6,585,004	6,839,192

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -12-

The Company’s operations consist of the acquisition, maintenance and exploration of mineral properties, including actively seeking joint venture partners to assist with exploration funding.  The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at March 31, 2012, the Company had a cash and cash equivalents position of $8,724,263 (December 31, 2011 - $7,886,869), consisting mainly of proceeds from the exercise of warrants and stock options.  See “Overall Performance” above. As at March 31, 2012, the Company has a surplus working capital position of $6,585,004 (December 31, 2011 - $6,839,192).

Subsequent to March 31, 2012, the Company received additional proceeds of $4,818,067 from the exercise of 4,372,567 warrants at $1.00 each, 425,000 options at $0.65 each, 50,000 options at $0.82 each, 100,000 options at $0.75 each, and 75,000 options at $0.71 each.

For fiscal 2012, the Company has an exploration budget of approximately $9,000,000, estimated mineral property lease obligations and tax levies of approximately $752,000 and estimated annual overhead expenditures of $2,800,000.

The Company’s continuation as a going concern is dependent upon successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. See “Risks and Uncertainties” below.  Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of warrants and stock options, and further equity financings if required.  See “Risks and Uncertainties”.

Use of Proceeds from 2011 Financing

In March 2011, the Company closed a non-brokered private placement of 12,578,947 common shares at a price of $0.95 per share for proceeds of $11,057,050 net of cash commissions and expenses of $892,950 (the “2011 Financing”). The budgeted use of proceeds from the 2011 Financing, the actual expenditures incurred by the Company therefrom up to March 31, 2012, and the variances are as follows:

$
Gross proceeds from 2011 Financing	11,950,000
Share issuance costs	(892,950)
Net proceeds	11,057,050

Allocation:	Budget	Actual	Variance
	$	$	$
Railroad Project	9,000,000	9,064,349	64,349
CVN Project	900,000	842,425	(57,575)
Camp Douglas Project	800,000	793,226	(6,774)
General corporate purposes	357,050	N/A	N/A
	11,057,050

Save for a small re-allocation of funds from the CVN Project to the Railroad Project, the Company utilized the net proceeds of the 2011 Financing substantially in accordance with its original budget.  See “Results of Operations – Summary of Exploration Activities” for details of the Company’s recent exploration work on its various mineral resource properties.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -13-

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

a)
On January 1, 2010, the Company entered into a sublease agreement for an office space in Vancouver, B.C. for a term of 4 years and 3 months expiring March 31, 2014 and incurring monthly rent payments of $6,867 per month.

b)
On September 1, 2011, the Company entered into a commercial lease agreement for an office space in Elko, Nevada for a term of 36 months expiring August 30, 2014, incurring monthly rent payment of US$4,400. A security deposit of US$2,400 was paid and is included in prepaid expenses.

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	53,698	136,102
Payable later than one year and not later than five years	82,404	74,344	156,748
Payable later than five years	-	-	-
Total	164,808	128,042	292,850

c)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month and provide for a two year payout totalling, on a collective basis, $1,260,000 in the event of termination without cause and a three year payout totalling, on a collective basis, $1,890,000 in the event of a change in control.  See “Related Party Transactions” below. On May 1, 2012, the board of directors (the “Board”) approved certain amendments to these consulting agreements whereby the total combined payment increased to approximately $70,917 per month. As a result, the two year payout in the event of termination without cause will increase, on a collective basis, from $1,260,000 to $1,702,000 and the three year payout in the event of a change in control will increase, on a collective basis, from $1,890,000 to $2,553,000.

d)
Pursuant to various mining leases and agreements, the Company’s estimated mineral property lease obligations and tax levies for 2012 are $752,000. See Item 5 “General Development of the Business – Mineral Properties” of the AIF and the Financial Statements for details of the various lease payments and other obligations required by the Company to maintain its various mineral projects in good standing.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -14-

Related Party Transactions

During the three months ended March 31, 2012, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

i.
Incurred management fees of $45,000 (March 31, 2011 - $40,000) to a company controlled by Jonathan Awde, a director and President of the Company. As at March 31, 2012, an advance of $37,000 (December 31, 2011 - $Nil), on account of future expenses and fees was included in prepaid expenses.

ii.
Incurred administrative management fees of $27,000 (March 31, 2011 - $24,000) and rent expense of $18,394 (March 31, 2011 - $18,394) to a company controlled by Richard Silas, a director and Secretary of the Company. As at March 31, 2012, an advance of $16,913 (December 31, 2011 - $16,913), on account of future expenses and fees was included in prepaid expenses.

iii.
Incurred financial management fees of $18,000 (March 31, 2011 - $18,000) and professional fees of $9,000 (March 31, 2011 - $3,000) to companies controlled by Michael Waldkirch, Chief Financial Officer of the Company.

iv.
Incurred salaries of $7,508 (March 31, 2011 - $Nil) and mineral property expenditures $30,033 (March 31, 2011 - $36,979) to David Mathewson, a director and Vice-President, Exploration of the Company. As at March 31, 2012, $4,867 (December 31, 2011 - $Nil) was included in accounts payable and accrued liabilities.

v.	Incurred directors fees of $6,000 (March 31, 2011 - $Nil) to a company controlled by Robert McLeod, a director of the Company.

vi.
Incurred directors fees of $6,000 (March 31, 2011 - $Nil) to Ewan Downie, a director of the Company. As at March 31, 2012, $12,000 (December 31, 2011 - $6,000) was included in accounts payable and accrued liabilities.

vii.	The Company was indebted to shareholders for a total of $2,005 as at March 31, 2012 (December 31, 2011 - $2,005). This amount is unsecured, non-interest bearing and has no fixed terms of repayment.

viii.
In March 2011, the Company granted to David Mathewson, a director and Vice-President, Exploration, a net smelter returns royalty of 0.5% to 1% on all properties staked by him and acquired by the Company, subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

Summary of key management personnel compensation:

	For the three months ended March 31,
	2012	2011
	$	$
Management fees	102,000	82,000
Professional fees	9,000	3,000
Mineral property expenditures	30,033	36,979
Wages and salaries	7,508	-
Share-based compensation	602,639	557,303
	751,180	679,282

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -15-

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including directors (executive and non-executive) of the Company.

Risks and Uncertainties

The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome.  These risks may be even greater in the Company’s case given its formative stage of development. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and while the Company anticipates that it has sufficient financial resources to undertake its planned exploration programs for the ensuing year, it will require additional funds to further explore its properties. There  is  no  assurance  such  additional  funding  will  be  available  to  the  Company on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects. The Company’s mineral resource properties have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties and in the marketing of minerals. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF which can be assessed on the SEDAR website at www.sedar.com.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -16-

Critical Accounting Estimates

The preparation of the Financial Statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the audited consolidated financial statements materially and involve a significant level of judgment by management.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of mineral properties, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -17-

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expect timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Changes in Accounting Policies including Initial Adoption

There were no changes to the Company’s accounting policies during the three month period ended March 31, 2012.

A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the three months ended March 31, 2012 and were not applied in preparing the Financial Statements.  The Company is currently considering the possible effects of the new and revised standards which will be effective subsequent to the Company’s financial statements for the year ending December 31, 2012 or later:

Required
application date
Title of the new IFRS standard	of the IFRS

IFRS 9, Financial Instruments	For periods beginning on or
after January 1, 2015.

IFRS 10, Consolidated Financial Statements	For periods beginning on or
after January 1, 2013.

IFRS 11, Joint Arrangements	For periods beginning on or
after January 1, 2013.

IFRS 12, Disclosure of Interests in Other Entities	For periods beginning on or
after January 1, 2013.

Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -18-

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, due to shareholders and notes payables.  The fair value of these financial instruments, other than cash and equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts mineral property exploration activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at March 31, 2012, the Company had a net monetary liability position of US$1,829,805.  Each 10% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $182,980.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and does not have any interest bearing debt.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its mineral properties and the future profitability of the Company are directly related to the price of gold.   The Company monitors gold prices to determine the appropriate course of action to be taken.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -19-

Disclosure of Data for Outstanding Common Shares, Options and Warrants

As at May 30, 2012, the Company has 70,819,831 common shares outstanding.

The Company has 2,675,278 warrants outstanding that expire on July 13, 2012 and 880,526 broker warrants that expire on March 3, 2013. The weighted average exercise price is $0.99.

The Company has 4,200,000 stock options outstanding, with a weighted average exercise price of $0.95 and expiring from February 1, 2014 to March 29, 2017.

Corporate Governance

The Company’s Board and its committees substantially follow the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation to ensure transparency and accountability to shareholders. The current Board is comprised of 7 individuals, 4 of whom are neither executive officers nor employees of the Company and are unrelated in that they are independent of management. The Audit Committee is comprised of 3 directors, 2 of whom are independent of management.

Internal Control over Financial Reporting Procedures

Management of the Company is responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. Management is also responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the information contained in this MD&A and the Financial Statements (collectively the “Interim Filings”).

The certifying officers of the Company have filed the Venture Issuer Basic Certificate with the Interim Filings on SEDAR at www.sedar.com.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in NI 52-109. In particular, the certifying officers are not making any representations relating to the establishment and maintenance of:

1.
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

2.
a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s accounting policies.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -20-

Escrowed Shares

As at March 31, 2012, the Company has 5,324,791 shares subject to escrow pursuant to the requirements of the TSX Venture Exchange, which will be released in increments over the next sixteen months.

Subsequent Events

a)
In May 2012, the Company’s Board approved amendments to certain consulting agreements signed in March 2011 increasing the total combined payments from $52,500 per month to $70,971 per month.  See “Commitments” above.

b)
Subsequent to March 31, 2012, the Company has entered into additional mineral lease agreements with various land holders in connection with the South Railroad Project. All of the leases have a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each lease is subject to a small upfront signing bonus and annual advance minimum royalty payments for US$17.50 per acre in the first and second year, increasing to US$28.00 per acre in the seventh year. The Company also entered into a surface use agreement with a primary term of 10 years, but will continue thereafter as long as the Company owns or controls properties within a two mile radius of the surface tracts. The surface use agreement is subject to an annual lease payment of US$2,483.  See “Overall Performance” above.

c)
Subsequent to March 31, 2012, 4,343,567 share purchase warrants were exercised at a price of $1.00 per share for total proceeds of $4,343,567 including all of the warrants accelerated by the Company on March 20, 2012.  See “Overall Performance”.

d)
Subsequent to March 31, 2012, 425,000 stock options were exercised at a price of $0.65 per share for total proceeds of $276,250, 50,000 stock options were exercised at a price of $0.82 per share for total proceeds of $41,000 and 75,000 stock options were exercised at a price of $0.71 per share for total proceeds of $53,250.

Other MD&A Requirements

Additional information relating to the Company may be found on or in:

•	SEDAR at www.sedar.com;
•	EDGAR at www.sec.gov;
•	the Company’s AIF dated April 27, 2012 for the year ended December 31, 2011;
•	the Company’s audited consolidated financial statements for the year ended December 31, 2011; and
•	the Company’s condensed interim consolidated financial statements for the three months ended March 31, 2012.

This MD&A has been approved by the Board effective May 30, 2012.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page -21-